SIMPSON THACHER & BARTLETT LLP
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NEW YORK, N.Y. 10017-3954
(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

212-455-3189	etolley@stblaw.com

June 27, 2006
VIA FEDERAL EXPRESS AND EDGAR

Re:	Chart Industries, Inc.
Amendment No. 3 to Registration Statement on
Form S-1 File No. 333-133254
Jennifer Hardy
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Dear Ms. Hardy and Mr. Slivka:
     On behalf of Chart Industries, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 19, 2006 (the “Comment Letter”) relating to Amendment No. 2 to the above-referenced Registration Statement on Form S-1 filed on June 14, 2006 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and generally updates financial and other information.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

-2-	June 27, 2006
Pro Forma Balance Sheet, page 38
1.	Please breakout the shareholder’s equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

In response to the Staff’s comment, the Company has added disclosure on page 38 to breakout the shareholders’ equity section into its separate components on the face of the pro forma balance sheet.

2.	Please disclose in Note (C) to the pro forma balance sheet each of the dividends that will be paid, including the related amounts, rather than just referring to the use of proceeds section.

In response to the Staff’s comment, the Company has added disclosure on page 39 to disclose each of the dividends that will be paid, including the related amounts.
* * * *
     Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

Very truly yours,
/s/ Edward P. Tolley III
Edward P. Tolley III